Exhibit 99.1

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2008 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 23, 2009 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a  2008 net loss of $4.7 million, or $0.13 per basic share, compared to a 2007 net loss of $3.3 million, or $0.10 per basic share.

Revenue increased to $9.2 million in 2008 from $7.6 million in 2007. There was a greater percentage of higher quality roots sold in 2008 compared to 2007 and sales prices improved slightly resulting in a higher average selling price. Our selling price still remains at a low level but we realized an average selling price of $9.50 per pound in 2008 compared to $8.20 per pound in 2007.

“We reckon that 2009 will continue to be challenging for the ginseng growers although, so far, we have committed more than 90% of our 2008 harvest,” said Derek Zen, Chairman of the Company,  “We anticipate that a corresponding decrease in price will occur in view of the deteriorated purchasing power of consumers,”

“We will continue our focus on maximizing yield and quality while minimizing farm costs and operating expenses in 2009,” Mr.  Zen continued. “We believe that the production of high-quality root at a minimal cost will be the way to sustain ourselves during this recent global financial crisis. “

2008 Fourth Quarter

During the quarter ended December 31, 2008, revenue increased to $1.7 million from $0.2 million in the same quarter last year. Net loss in the 2008 fourth quarter was $2.1 million, or $0.06 per basic share, compared to $1.8 million, or $0.06 per basic share, in the same period last year. The higher net loss in the fourth quarter of 2008 was primarily a result of foreign exchange losses which occurred when the United States dollar strengthened against the Canadian dollar in the fourth quarter of 2008.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Executive Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com